

July 2, 2010

<u>**Via U.S. Mail**</u>

James D. Mack
President and Chief Executive Officer
Sabre Industries, Inc.
1120 Welsh Road, Suite 210
North Wales, PA 19454

Re: **Sabre Industries, Inc.**
        Amendment No.2 to Registration Statement on Form S-1
        Filed: June 28, 2010
        File No.: 333-166432

Dear Mr. Mack:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Results of Operations, page 31

1. Please explain to us how you determined the incremental borrowing rate you used to calculate the net present value of the minimum lease payments related to the sale-leaseback transaction. Also, please tell us what consideration you gave to disclosing and discussing this determination under critical accounting policies.

Note 21. Segment Reporting, page F-35

2. Please explain to us why gross profit margins for the CellXion Wireless operating segment are consistently less than gross profit margins for the Sabre Towers & Poles operating segment and why those differences have increased in each of the

last three years. In light of the different gross profit margins and the recent impairments related to CellXion, please help us better understand why you believe these operating segments are economically similar.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Julie M. Allen, Esq. (Via Facsimile @ (212) 969-2900)
        Proskauer Rose LLP
        1585 Broadway
        New York, NY 10036